Filer: Sprott Physical Gold Trust

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Central GoldTrust

Commission File No. 001-32934

Date: December 17, 2015

SPROTT FILES NOTICES OF VARIATION AND CHANGE IN CONNECTION
WITH OFFER FOR CENTRAL GOLDTRUST

TORONTO, Dec. 17, 2015 — Sprott Asset Management LP (“Sprott” or “Sprott Asset Management”), together with Sprott Physical Gold Trust (NYSE:PHYS) (TSX:PHY.U), today announced that it has filed a notice of variation and change in connection with Sprott’s offer to acquire all of the outstanding units of Central GoldTrust (“GTU”) (TSX: GTU.UN, GTU.U) (NYSEMKT:GTU) (the “Sprott offer”).The notice of variation and change is filed in connection with the previously announced extension of the expiry time for the Sprott offer to 5:00 p.m. (Toronto time) on January 15, 2016 and update the unaudited pro forma financial statements and summary financial information found in the offer and take-over bid circular for each of the Sprott offers dated May 27, 2015, as amended and varied, in order to reflect the most recently reported financial results of the Sprott Physical Gold Trust and GTU.

In addition, the notice of variation and change varies certain conditions of the Sprott offer in order to allow for (i) completion thereof where the unitholder special resolutions required to effect the necessary merger transaction between Sprott Physical Gold Trust and Central GoldTrust (the “Special Resolutions”) are passed at the currently scheduled special meeting of Central GoldTrust unitholders to be held on January 15, 2016 (the “Meeting”), as opposed to by way of a written unitholder resolution; and (ii) for GTU unitholders who have made an Exchange Offer Election (as defined in the Sprott offer) to participate in the offer in the same manner as previously contemplated notwithstanding that the Special Resolutions are passed at the Meeting, as opposed to by way of a written unitholder resolution.

Additional Details of the Sprott Offers

The Sprott offer is subject to conditions, including, but not limited to, the number of GTU units in respect of which an Exchange Offer Election or Merger Election (as such terms are defined in the Sprott offer) has been made, together with the number of GTU units held as of the Expiry Time (as such term is defined in the Sprott offer) by or on behalf of Sprott, if any, representing at least 66 2/3% of the then issued and outstanding GTU units other than where certain resolutions are passed at a meeting of GTU unitholders; the receipt of all necessary governmental or regulatory approvals; no material adverse change in relation to GTU; GTU and Sprott Physical Gold Trust not being prohibited by applicable law from completing the Merger Transaction (as such term is defined in the Sprott offer); and no litigation or regulatory order that may jeopardize the Sprott offer, as described in the Offer Documents (as defined below).

The Sprott offer is open for acceptance until 5:00 p.m. (Toronto time) on January 15, 2016, unless extended or withdrawn. Concurrently with the Sprott offer and as contemplated under the declaration of trust of GTU, written consents, by way of a power of attorney granted to Sprott, requiring the approval of the holders of at least 66 2/3% of the GTU units, respectively, are being solicited as part of the letter of transmittal to, among other things, authorize a qualifying exchange as part of the Merger Transaction with Sprott Physical Gold Trust; replace the trustees of GTU (other than administrator nominees) with nominees to be designated by Sprott; and amend the declaration of trust of each of GTU to provide that GTU units shall be redeemable on demand at NAV and to reduce the tender required for a compulsory acquisition to 66 2/3%. In order for units of GTU to be tendered to the Sprott offer, a depositing unitholder will be required to provide the written consent referred to above and appoint Sprott, or an affiliate thereof, as its attorney and proxy holder for, among other things, the purposes of redeeming such unitholder’s units of GTU and executing a written resolution to replace certain of the trustees of GTU.

Full details of the Sprott offer are set out in a takeover bid circular and accompanying offer documents (collectively, and as amended by the Notice of Extension and Variation dated June 22, 2015, the Notice of Extension and Variation dated July 7, 2015, the Notice of Extension and Variation dated August 4, 2015, the Notice of Change dated August 18, 2015, the Notice of Change dated August 28, 2015, the Notice of Variation dated September 4, 2015, the Notice of Extension dated September 18, 2015, the Notice of Extension and Variation dated October 9, 2015, the Notice of Extension dated November 2, 2015, the Notice of Variation dated November 4, 2015, the Notice of Extension and Change dated November 20, 2015, the Notice of Variation and Change dated December 17, 2015 and as further extended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with the Sprott offer, Sprott Physical Gold Trust has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (as amended, a “Registration Statement”), which contains a prospectus relating to the Sprott offer (a “Prospectus”). Sprott and Sprott Physical Gold Trust have also filed a tender offer statement on Schedule TO (the “Schedule TO”) with respect to the Sprott offer. This news release is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO.

GTU UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, SPROTT PHYSICAL GOLD TRUST, GTU AND THE SPROTT OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

Important Notice

This news release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of GTU or Sprott Physical Gold Trust. The Sprott offer is being made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

Cautionary Statement Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, the intentions of Sprott and Sprott Physical Gold Trust and future financial and operating performance and prospects, statements with respect to the anticipated timing, mechanics, success, completion and settlement of the Sprott offer, including the date, timing and occurrence of the Meeting, the value of the units of Sprott Physical Gold Trust received as consideration under the Sprott offer, reasons to accept the Sprott offer, the purposes of the Sprott offer, our ability to complete the transactions contemplated by the Sprott offer or replace the trustees of GTU, the completion of the Merger Transaction, the outcome of any litigation or regulatory proceedings surrounding the Sprott offer, our ability to replace certain trustees of GTU prior to completion of the Sprott offer and any commitment to acquire GTU units, our objectives, strategies, intentions, expectations and guidance and future financial and operating performance. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Sprott and Sprott Physical Gold Trust identified and applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, the execution of business and growth strategies, including the success of investments and initiatives; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; the acquisition of all of the issued and outstanding units of, or substantially all of the assets and liabilities of, GTU; that all required regulatory approvals for the Sprott offer will be obtained and all other conditions to completion of the Sprott offer will be satisfied or waived. The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to the risks discussed under the heading “Risk Factors” in Sprott Physical Gold Trust’s most recent annual information form and other documents filed with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Neither Sprott nor Sprott Physical Gold Trust assumes any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Information Concerning GTU

Except as otherwise expressly indicated herein, the information concerning GTU contained in this news release has been taken from and is based solely upon GTU’s public disclosure on file with the relevant securities regulatory authorities. GTU has not reviewed this document or confirmed the accuracy and completeness of the information in respect of GTU contained in this news release. Although neither Sprott nor Sprott Physical Gold Trust have any knowledge that would indicate that any information or statements contained in this news release concerning GTU taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, none of Sprott, Sprott Physical Gold Trust or any of their respective trustees, directors or officers has verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by GTU to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to Sprott and Sprott Physical Gold Trust. Sprott and Sprott Physical Gold Trust have no means of verifying the accuracy or completeness of any of the information contained herein that is derived from GTU’s publicly available documents or records or whether there has been any failure by GTU to disclose events that may have occurred or may affect the significance or accuracy of any information.

About Sprott Asset Management LP

Sprott Asset Management LP is the investment manager to the Sprott Physical Gold Trust. Important information about Sprott Physical Gold Trust, including its investment objectives and strategies, applicable management fees, and expenses, is contained in the current annual information form for Sprott Physical Gold Trust, which can be found on its website, in the U.S. on www.sec.gov and in Canada on www.sedar.com. Commissions, management fees, or other charges and expenses may be associated with investing in Sprott Physical Gold Trust. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated. To learn more about Sprott Physical Gold Trust, please visit sprottphysicalbullion.com.

Source: Sprott Asset Management, Sprott Physical Gold Trust

For more information:

Glen Williams

Director of Communications

Sprott Group

Direct: 416-943-4394

or

For Canadian Media:

Ian Robertson

Kingsdale Shareholder Services

Vice President, Communications

Direct: 416-867-2333 or Cell: 647-621-2646

or

For U.S. Media:

Dan Gagnier / Pat Scanlan

Sard Verbinnen & Co

212-687-8080